May 17, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ImmunityBio, Inc.

Application for Withdrawal on Form AW

for Form S-3/A (Registration No. 333-255699)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ImmunityBio, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Form S-3/A (File No. 333-255699), together with all exhibits thereto (collectively, the “Form S-3/A”), filed with the Commission on May 13, 2022.

The Company requests withdrawal of the Form S-3/A because it was inadvertently filed as a Form S-3/A whereas it should have been filed as a POS EX. The Registration Statement on Form S-3/A has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement on Form S-3/A.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Form S-3/A be effective as of the date hereof and requests that a written order granting the withdrawal of the Form S-3/A, including all exhibits thereto, be issued by the Commission as soon as reasonably possible.

Please forward a copy of the order consenting to the withdrawal to the undersigned via email at Jason.Liljestrom@immunitybio.com.

If you require additional information, please do not hesitate to contact the undersigned at (310) 913-3804.

Very truly yours,

/s/ Jason Liljestrom
Jason Liljestrom
General Counsel
ImmunityBio, Inc.